

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Manish Chandra
Chief Executive Officer
Poshmark, Inc.
203 Redwood Shores Parkway, 8th Floor
Redwood City, California 94065

> **Re: Poshmark, Inc.**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed January 6, 2021**
> **File No. 333-251427**

Dear Mr. Chandra:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2020 letter.

Registration Statement on Form S-1 as amended on January 6, 2021

Dilution, page 54

1. It appears that the first paragraph on page 55 should indicate that if the underwriters exercise their option to purchase additional Class A shares in full, pro forma adjusted net tangible book value per share of common stock immediately after this offering would be increased by $0.40 per share rather than be $0.40 per share. Please advise or revise as appropriate.

Poshmark Inc. Condensed Consolidated Balance Sheets, page F-36

2. Please revise to disclose the number of shares of common stock that are issued and outstanding as of September 30, 2020 on a pro forma basis.

You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services